Mail Stop 3720

April 5, 2006

Alexander Rodnyansky
Chief Executive Officer
CTC Media, Inc.
Pravda Street, 15A
125124 Moscow, Russia

> **Re: CTC Media, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 6, 2006**
> **File No. 333-132228**

Dear Mr. Rodnyansky:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range, various recapitalization information and the identity of selling shareholders. Please include this disclosure in an amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure.

2.   We note that you include industry research for estimated growth data and other figures cited throughout the document. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Also confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

3.   We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

4.   Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to its use. In order to expedite this process, you may submit your artwork to us supplementally. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

Prospectus Cover Page

5.   Please remove the terms designating the underwriters as "Sole Global Co-ordinator" and "Joint Bookrunner" from the front cover of the prospectus, as this information is more appropriate for disclosure in the plan of distribution or the back cover page. In addition, please list Morgan Stanley only once.

Prospectus Summary

6.   We note your disclosure regarding your business model compared to the business model of your two largest competitors. In particular, we note your disclosure that "[t]hese national channels do not use independent affiliates and therefore bear the transmission costs of all stations that carry their signal." Please provide

additional, brief context regarding the positive and negative factors of having owned-and-operated stations compared to utilizing affiliates.

7.   To avoid confusion, rather than defining Video International Group as "VI," we encourage you to use the full name or a shortened version.

8.   We note your disclosure that you "rely on VI for substantially all of [your] advertising sales and, as a result, payments from VI account for substantially all of [your] revenues." Please briefly clarify whether you receive payment from Video International once Video International enters into a sale or once Video International is paid by the advertiser.

Recent Developments, page 2

9.   We note that President Putin has signed this legislation. Please update your disclosure accordingly and briefly disclose in this section the restrictions on certain types of content such as beer and pharmaceutical advertising that this legislation imposes. Please also revise your market data information accordingly.

Market Terminology and Data, page 3

10.   We encourage you to move this detailed presentation of definitions from the summary to management's discussion and analysis or the business section so that your summary is more readable.

11.   We note your disclosure that the market information published by other organizations differs from the information provided by Video International Group. Due to your reliance on Video International Group and this difference in data, if material, please address any potential conflict in utilizing Video International Group's market data in your risk factors section.

Summary Financial and Operating Data, page 7

12.   Refer to your disclosures regarding management's use of the non-GAAP measure labeled EBITDA. Disclose in more detail why you believe this measure is a useful indicator of operating performance since it excludes the impact of capital items that are necessary to generate revenues. This measure also omits recurring items such as equity in income of investee companies, other non-operating gains and losses, and the impact of foreign currency. Refer to Item 10 of Regulation S-K and Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available on our website at: www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. If you present a non-GAAP measure that excludes these recurring items, you must provide detailed disclosures why management believes this performance measure is useful. Your

discussion should, at a minimum, disclose the following:

- the manner in which management uses the non-GAAP measure to conduct or evaluate the business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, net income (loss); and
- the manner in which management compensates for these limitations when using the non-GAAP financial measure.
- Explain why you believe EBITDA is a "useful tool for investors to assess the operating performance" of your business. Since capital items are a necessary expenditure to enable you to generate revenues, please address in your disclosure why a financial measure that omits these expenditures is a relevant and useful measure of operating performance.

13. Your definition of EBITDA does not conform to the commonly understood definition of EBITDA since it excludes from net income items other than interest, taxes, depreciation and amortization. Thus, it is not appropriate to label this measure as EBITDA. Please revise the title of this measure to use a name that is illustrative of how your non-GAAP measure is determined, including the nature of adjustments to the most directly comparable GAAP measure. Refer to question 14 of our Frequently Asked Questions document on non-GAAP measures

Risk Factors, page 10

14. Ensure that each caption clearly reflects the risk that you discuss in the text. Many of your risk factors either state a fact or uncertainty or merely allude to a risk. Others do not accurately describe the risk being discussed. See, for example, "[w]e derive almost all of our revenues from the sale of advertising . . .," "[o]ur operating results are dependent on the importance of free-to-air television . . .," and "[w]e rely on a single television advertising sales house . . ." These are only examples. Revise throughout to succinctly state in your caption the particular risk that results from the uncertainty.

Proposed changes in Russian law . . ., page 10

15. We note your disclosure that "you can provide no assurance that it would be possible for VI to renegotiate pricing before the expiration of such agreements." Please address whether the agreements with advertisers contain any provisions that contemplate the renegotiation of terms in the event of changes in advertising laws.

Our operating results are dependent on the importance of free-to-air . . ., page 11

16.   To provide context, please disclose the percent of advertising spending in Russia that is attributable to television.

We rely on a single television advertising sales house . . ., page 11

17.   To the extent possible, please disclose the anticipated timing of the regulation of Video International Group as a monopoly.

Restrictions on foreign involvement in the television business . . ., page 12

18.   Rather than stating in the caption and in the text of this risk factor that these restrictions could materially adversely affect you, please describe the specific impact on your business if, for example, a Russian governmental authority interprets that law as prohibiting indirect foreign ownership.

19.   We encourage you to revise this risk factor to provide only enough detail to put the risk in context.

20.   Please remove the mitigating language regarding your compliance with the Mass Media Law's restriction on foreign ownership.

Increasing demand for popular Russian content . . ., page 13

21.   To provide context, disclose the percent of your programming that is currently attributable to Russian-produced programming. In addition, please quantify the increase in productions costs that you reference.

The loss of licenses, the failure to comply with the terms . . ., page 14

22.   The amount of information you provide overwhelms the risks you are trying to convey. Please consider providing separate risk factors that discuss the risks associated with the failure to comply with the terms of licenses and the risks associated with the inability of your affiliates to renew existing licenses.

23.   We note your disclosure that the "issuance or extension of a license, as well as the terms and conditions of any license, is often subject to the exercise of broad discretion by governmental authorities." Please clarify which governmental authorities regulate licenses. Please also disclose to what extent these governmental authorities review stations' compliance with their respective licenses.

Our overall audience share and ratings in any period are influenced . . ., page 15

24.   To the extent possible and to provide context, please disclose the number of popular programs that contribute substantially to your overall audience share and the percent of your audience share that are attributable to these programs.

We have substantial future programming commitments . . ., page 16

25.   To provide context, please quantify the amount of your fixed programming commitments for the next two to three years.

Our relationships with the co-owners of our television stations . . ., page 17

26.   Please clarify whether significant corporate actions are required to be approved by 100% of the local co-owners. In addition, please briefly describe the "certain cases" in which transactions may be voided if they are not approved by minority shareholders in your subsidiaries. Discuss the relationship with your co-owners in more detail in the business section. In addition, discuss in management's discussion and analysis the uncertainties associated with your failure to comply with Russian law and the terms of your contracts with co-owners.

We engage in transactions with Alfa Bank . . ., page 18

27.   Please provide brief examples of conflicts of interest that may arise.

We have not independently verified information . . ., page 19

28.   We remind you that you are responsible for ensuring the accuracy and completeness of the information you include in the registration statement. You state that you "believe this information to be substantially complete and reliable," however, you also state that the information is "subject to uncertainty due to concerns about the completeness or reliability of available information." Please reconcile these two statements and revise your disclosure so that it does suggest that investors should not rely on this information. In addition, please provide examples to show to what extent the information compiled by other organizations differs from Video International's information. Also, disclose, if applicable, whether the information provided by Video International generally shows a more optimistic or pessimistic picture regarding the growth of the Russian television market.

Decreases in the value of the Russian ruble . . ., page 19

29.   In order to provide investors with more context regarding the magnitude of the

risk, to the extent possible, please disclose the amount the ruble depreciated against the U.S. dollar in 2005 and quantify the impact this depreciation would have had on your financial statements.

If one of our principal subsidiaries is forced into liquidation . . ., page 24

30.   Please disclose the amount of your revenues that are attributable to the subsidiaries that do not meet the minimum net assets requirement. To the extent material, discuss this uncertainty in management's discussion and analysis.

Use of Proceeds, page 29

31.   To the extent possible, please quantify the amount of proceeds to be used to implement your growth strategy rather than stating that "a portion" will be used for this purpose.

32.   Please disclose whether you will be repaying indebtedness to a related party. Furthermore, if you incurred the debt within one year, describe the use of the proceeds of the indebtedness other than short-term borrowings used for working capital.

Capitalization, page 30

33.   Please consider revising the table to include a third column to separately present only the impact of the offering. The second column will then reflect only transactions occurring subsequent to the balance sheet and prior to the offering. This will enable the investor to understand the capital structure prior to the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

34.   In your use of proceeds section, you briefly refer to your growth strategy and the possible alternatives to implement this strategy. Please address your growth strategy in this section.

Television Advertising Sales, page 35

35.   Please discuss why you changed from using your in-house sales teams to Video International for your local advertising sales.

36.   Your target audience of 6-54 year-olds for the CTC Network appears to be broad. If applicable, please discuss whether your strategy targets more specific age

groups and/or genders within this range. For example, we note the disclosure in your business section that you "have particularly strong appeal to younger audiences."

Our Agreements with VI, page 36

37.   Revise the description of your relationship with VI to indicate which party bears the credit risk of accounts receivable collection. In addition, disclose whether VI or you determine the credit worthiness of new advertisers.

38.   Please address to what extent you have control over the advertising prices that Video International charges advertisers, approve the terms of the sales contracts between Video International and advertisers, and oversee the collection of advertising sales revenue. Discuss whether your arrangement with Video International allows you to verify or audit Video International's business to ensure you are receiving the correct amounts you are due under your agreements with Video International.

39.   We note your disclosure regarding the early termination fee. Please disclose whether this fee would also include a portion of the signing fee. Please also disclose the local advertising sales levels that Video International is required to meet.

Critical Accounting Policies, Estimates and Assumptions, page 37

40.   Revise the disclosure in your Critical Accounting Policies to describe the circumstances by which the company must record an impairment charge on programming rights.

Comparison of Consolidated Results of Operations for 2003, 2004 and 2005, page 41

Direct operating expenses (exclusive of depreciation and amortization), page 45

41.   To the extent material, disclose the anticipated cost of the back-up satellite feed. Please also disclose the amount you paid to Mostelecom to upgrade the master cable antenna systems.

Selling, general and administrative expenses . . ., page 46

42.   To the extent material, please quantify your expected increase in expenses as a result of becoming a public company.

Interest income, page 50

43.   Please describe this loan agreement in greater detail and clarify what you mean by
        "tax efficiency" and whether this loan was entered into for any other purpose.

Liquidity and Capital resources, page 51

44.   Include interest payments on long-term debt in your table of contractual
        obligations at page 53.

Business, page 55

45.   To the extent material, please describe the licensing and production arrangements
        that you have entered into with Sony Pictures Television and A-Media Group.
        Please also briefly describe the "cross-marketing arrangements" that you enter
        into with regard to Russian films.

46.   Please file the agreements regarding your "major programming arrangements"
        with Sony and Walt Disney or tell us in your response letter why you believe you
        are not required to file these agreements as exhibits.

Distribution, page 68

47.   We note your disclosure that "[a]lthough historically [you] found it useful to enter
        into joint venture arrangements with local partners in establishing and/or
        acquiring [your] owned-and-operated stations, [your] general strategy now is
        typically to seek majority control of the stations [you] acquire or establish."
        Please explain the reasons for this change in strategy.

Regulation of the Russian Broadcasting Industry, page 76

Applicable Laws—Mass Media Law, page 76

48.   In your response letter, tell us whether you have received an opinion from counsel
        regarding your belief that "CTC Media itself does not fall under the definition of a
        founder of a television or video program, and CTC Media itself does not violate
        the foreign involvement restrictions of the Mass Media Law." If your beliefs are
        based upon an opinion of counsel, tell us what consideration you have given to
        disclosing this fact, identifying counsel, and filing counsel's consent.

Management, page 81

Directors and Executive Officers, page 81

49.   Please disclose the dates that Mr. Lakhani worked for the companies mentioned in his biography.

50.   Please provide the information required by Item 401 of Regulation S-K for all of your current directors, including those who will no longer be directors upon the closing of the offering.

51.   We note that Messrs. Basunia, Burdick and Klatten are expected to become directors prior to the closing of the offering. Please either have Messrs. Basunia, Burdick and Klatten sign the registration statement or file their consents to be named as persons about to become directors. See Rule 438 of Regulation C.

Compensation Committee Interlocks and Insider Participation, page 84

52.   Please provide the disclosure required by Item 402(j) of Regulation S-K for the last completed fiscal year.

CEO stock appreciation rights, page 86

53.   Disclose how the board set the exercise prices of the stock appreciation rights granted to Mr. Rodnyansky in September 2003.

Employment Agreements, page 87

54.   We note that Mr. Rodnyansky's current base salary is $500,000 and that he is entitled to an annual bonus of up to $300,000; however, he was paid a base salary of $375,000 and bonus of $200,000 in fiscal year 2005. Please disclose whether Mr. Rodnyansky's current base salary and bonus applied to fiscal year 2005 and, if so, why he did not receive his entire base salary and bonus in 2005.

55.   It appears from the exhibit list that you intend to enter into new employment agreements with Messrs. Rodnyansky and Hanumyan and to file them as exhibits prior to effectiveness of the registration statement. In your response letter, please confirm if this is the case.

Relationships and Transactions with Related Parties, page 90

56.   To the extent you have not already provided this information, for each related party transaction, please discuss how transaction prices were determined by the parties, quantify the benefits received by related parties, and disclose whether you

believe the terms of the transactions are more or less favorable than could have been obtained from unaffiliated third parties.

Transactions with MTG, page 91

Non-competition, page 91

57.   We note your disclosure in the last sentence of this subsection that you would be required to "use your reasonable best efforts to cause such independent affiliate to become an independent affiliate of DTV." Please clarify whether you would be required to pay any compensation or take any other action in the event you are unable to cause the independent affiliate to become an independent affiliate of DTV. Also, to the extent known, please disclose any dispute resolution provisions under this agreement.

Repurchase of CTC Media's own shares, page 93

58.   Please disclose why you repurchased your shares in July 2005 and how you determined the purchase price and which shares to repurchase.

Arrangements with Members of the Board of Directors and Officers, page 94

Peter Gerwe, page 95

59.   Briefly disclose the business development services that Mr. Gerwe provided and identify Mr. Gerwe's affiliate that received the option grant.

John T. Healy, page 95

60.   Briefly disclose the specific nature of the management consulting services that Mr. Healy provides to CTC Media.

Principal and Selling Stockholders, page 96

61.   To the extent not widely held, please disclose the natural person(s) who have voting and investment control over the shares held by the 5% stockholders.

62.   In addition, please tell us in your response letter whether any of the selling shareholders are broker dealers or affiliates of a broker dealer to the extent you have not already disclosed this information. If any selling security holders are broker-dealers or affiliates of broker-dealers, tell us how they acquired their shares. For each broker-dealer affiliate, disclose whether it purchased the company's securities in the ordinary course of business, and whether, at the time

of the purchase of the securities to be resold, it had any agreements or understandings, directly or indirectly, with any person to distribute the securities

Description of Capital Stock, page 98

63.   Please clarify, if true, that there will be no authorized classes of preferred stock upon completion of the offering.

Underwriting, page 106

64.   We note that you and the selling shareholders may, in your sole discretion, pay an additional fee to the underwriters of up to 0.5% of the offering proceeds. Please revise throughout your prospectus, including the prospectus cover page and use of proceeds section, to reflect the potential range of underwriting discounts and commissions. In addition, disclose under what circumstances you would consider paying the additional fee.

Where You Can Find More Information, page 109

65.   Please revise the address of the SEC's public reference room to reflect our new location at 100 F Street, N.E., Washington, D.C. 20549.

Note 2 – Summary of Significant Accounting Policies, page F-11

66.   Given your agreements with VI for the placement of your advertising, explain to us the manner in which you periodically evaluate your allowance for doubtful accounts. If VI provides input into your decision to specifically reserve against amounts due, please indicate this in your stated policy for 'Accounts Receivable and Allowance for Doubtful Accounts'.

Statements of Income, page F-24

67.   Revise the description of the line item for direct operating expenses to disclose the amount of deprecation and amortization that is excluded for each period presented. Refer to SAB Topic 11:B.

Stock Options, page F-27

68.   Tell us how you determined the fair value of your common stock at each of the stock option grant dates in 2005 and for any options granted in 2006 through the date of your response letter. Describe in detail the valuation methodology and significant assumptions that you used in estimating the fair value. In order to help us evaluate your estimates, please provide a schedule showing for each option, or group of similar options:

° the grant date
° grantee,
° vesting terms,
° exercise price
° estimated fair value at each grant date
° and the total amount of compensation cost

We may have additional comments when you finalize and disclose your anticipated offering price.

69.   Please disclose in MD&A the following information relating to your issuances of stock options:

° A discussion of the significant factors, assumptions and methodologies used in determining fair value;
° A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price;
° The valuation alternative selected and, if applicable, the reason management chose not to obtain contemporaneous valuation by an unrelated valuation specialist.

Stock split, page F-35

70.   Revise the financial statements to give retroactive effect to the stock split in March 2006.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Walz, Staff Accountant, at (202) 551-3358, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have any questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Senior Staff Attorney, at (202) 551-3378, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: (via facsimile 44 (20) 7645 2424)
         Trisha Johnson, Esq.
         Wilmer Cutler Pickering Hale and Dorr LLP